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                                                                      EXHIBIT 99

                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. If any of these risks actually occurs, our business prospects, financial condition, operating results or cash flows could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

                         Risks Related to Our Business

We depend heavily on the success of our lead product candidate, MT 100, which is still in clinical trials and may never be approved for commercial use. If we are unable to develop, gain approval of or commercialize MT 100, we may never be profitable.

Since our founding, we have invested a significant portion of our time and financial resources in the development of MT 100 and anticipate that for the foreseeable future our ability to achieve profitability will be dependent on its successful development, approval and commercialization. Many factors could negatively affect the success of our efforts to develop and commercialize MT 100, including:

    . negative, inconclusive or otherwise unfavorable results from our toxicology, genotoxicity or carcinogenicity studies or from our clinical trials;

    . an inability to obtain, or delay in obtaining, regulatory approval for the commercialization of MT 100;

    . an inability to establish collaborative arrangements with third parties for the manufacture and commercialization of MT 100, or any disruption of any of these arrangements, if established;

    .  a failure to achieve market acceptance of MT 100;

    . significant delays in our ongoing clinical trials and toxicology, genotoxicity and carcinogenicity studies; and

    . significant increases in the costs of our clinical trials and toxicology, genotoxicity and carcinogenicity studies.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future. We do not have a current source of product revenue and may never be profitable.

We have incurred losses in each year since our inception and we currently have no source of product revenue. As of June 30, we had an accumulated deficit of approximately $34.2 million. We expect to incur significant and increasing operating losses and do not know when or if we will generate product revenue. We expect that the amount of our operating losses will fluctuate significantly from quarter to quarter as a result of increases and decreases in development efforts, the timing of payments that we may receive from others, and other factors. Our ability to achieve profitability is dependent on a number of factors, including our ability to:

    .  develop and obtain regulatory approvals for our product candidates;

    .  receive upfront and milestone payments;

    . successfully commercialize our product candidates, which may include entering into collaborative agreements; and

    .  secure contract manufacturing and distribution services.

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If we, or our collaborators, do not obtain and maintain required regulatory approvals, we will be unable to commercialize our product candidates.

Our product candidates under development are subject to extensive domestic and foreign regulation. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertisement, promotion, sale and distribution of pharmaceutical products. If we market our products abroad, they are also subject to extensive regulation by foreign governments. None of our product candidates, including MT 100, has been approved for sale in the United States or any foreign market. We will need to successfully complete clinical testing and toxicology studies for each of our product candidates, including MT 100, before submitting a New Drug Application, or NDA, to the FDA for approval to market the product candidate. If we are unable to obtain and maintain FDA and foreign governmental approvals for our product candidates, we will not be permitted to sell them.

Approval of a product candidate may be conditioned upon certain limitations and restrictions as to the drug's use, or upon the conduct of further studies, and is subject to continuous review. The FDA may also require us to conduct additional post-approval studies. These post-approval studies may include carcinogenicity studies in animals or further human clinical trials. The later discovery of previously unknown problems with the product, manufacturer or manufacturing facility may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production, as well as other regulatory action against our product candidates or us. If approvals are withdrawn for a product, or if a product were seized or recalled, we would be unable to sell that product and our revenues would suffer.

We and our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practices, or cGMP, regulations, which include requirements relating to quality control and quality assurance, as well as the corresponding maintenance of records and documentation. Further, manufacturing facilities must be approved by the FDA before they can be used to manufacture our product candidates, and are subject to additional FDA inspection. We or our third-party manufacturers may not be able to comply with cGMP regulations or other FDA regulatory requirements, resulting in delay or inability to manufacture the products.

Labeling and promotional activities are subject to scrutiny by the FDA and state regulatory agencies and, in some circumstances, the Federal Trade Commission. FDA enforcement policy prohibits the marketing of approved products for unapproved, or off-label, uses. These regulations and the FDA's interpretation of them may impair our ability to effectively market products for which we gain approval. Failure to comply with these requirements can result in regulatory enforcement action by the FDA. Further, we may not obtain the labeling claims we believe are necessary or desirable for the promotion of our product candidates.

We need to conduct preclinical, toxicology, genotoxicity and carcinogenicity studies and clinical trials of all of our product candidates. Any unanticipated costs or delays in these studies or trials, or the need to conduct additional trials, could reduce our revenues and profitability.

Generally, we must demonstrate the efficacy and safety of our product candidates before approval to market can be obtained from the FDA. Our product candidates are in various stages of clinical development. Depending upon the stage at which a product candidate is in the development process, we will need to complete preclinical, toxicology, genotoxicity and carcinogenicity studies, as well as clinical trials on these product candidates before we submit marketing applications in the United States and abroad. These studies and trials can be very costly and time-consuming. In addition, we rely on third parties to perform significant aspects of our studies and clinical trials, introducing additional sources of risk into our development programs. Results from preclinical testing and early clinical trials

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are not necessarily predictive of results obtained in later clinical trials involving large scale testing of patients in comparison to control groups.

The completion of clinical trials depends upon many factors, including the rate of enrollment of patients. If we are unable to accrue sufficient clinical patients during the appropriate period, we may need to delay our clinical trials and incur significant additional costs. In addition, FDA or Institutional Review Boards may require us to conduct additional trials or delay, restrict or discontinue our clinical trials on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Even if we complete our clinical trials, we may be unable to submit an NDA to the FDA as scheduled. Once submitted, an NDA would require FDA approval before we could distribute or commercialize the product described in the application.

Even if we determine that data from our clinical trials, toxicology, genotoxicity and carcinogenicity studies are positive, we cannot assure you that the FDA, after completing its analysis, will not determine that the trials should have been conducted or analyzed differently, and thus reach a different conclusion from that reached by us, or request that further trials or analysis be conducted. For example, the FDA may also require data in certain subpopulations, such as pediatric use, prior to NDA approval, unless we can obtain a waiver to delay such a study.

Our costs associated with our human clinical trials vary based on a number of factors, including:

    .  the order and timing of clinical indications pursued;

    . the extent of development and financial support from collaborative parties, if any;

    .  the number of patients required for enrollment;

    . the difficulty in obtaining sufficient patient populations and clinicians;

    . the difficulty of obtaining clinical supplies of our product candidates; and

    .  governmental and regulatory delays.

Even if we obtain positive preclinical or clinical study results initially, future clinical trial results may not be similarly positive.

We depend on collaborations with third parties, which may reduce our product revenues or restrict our ability to commercialize products.

Our ability to develop, manufacture, commercialize and obtain regulatory approval of our existing and any future product candidates depends upon our ability to enter into and maintain contractual and collaborative arrangements with others. We have and intend in the future to retain contract manufacturers and clinical trial investigators. In addition, the identification of new compounds or product candidates for development may require us to enter into licensing or other collaborative agreements with others, including pharmaceutical companies and research institutions. We currently intend to market and commercialize our products through others, which will require us to enter into sales, marketing and distribution arrangements with third parties. These arrangements may reduce our product revenues.

Our third party contractual or collaborative arrangements may require us to grant rights, including marketing rights, to one or more parties. These arrangements may also contain covenants restricting our product development or business efforts in the future, or other terms which are burdensome to us,

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and may involve the acquisition of our equity securities. Collaborative agreements for the acquisition of new compounds or product candidates may require us to pay license fees, make milestone payments and/or pay royalties.

We cannot be sure that we will be able to maintain our existing or future collaborative or contractual arrangements, or that we will be able to enter into future arrangements with third parties on terms acceptable to us, or at all. If we fail to maintain our existing arrangements or to establish new arrangements when and as necessary, we could be required to undertake these activities at our own expense, which would significantly increase our capital requirements and may delay the development, manufacture and commercialization of our product candidates.

We are subject to a number of risks associated with our dependence on contractual and collaborative arrangements with others:

    . We may not have day-to-day control over the activities of our contractors or collaborators.

    .  Third parties may not fulfill their obligations to us.

    . We may not realize the contemplated or expected benefits from collaborative or other arrangements.

    . Business combinations and changes in the contractual or collaborative party's business strategy may adversely affect its willingness or ability to complete its obligations to us.

    . The contractor or collaborative party may have the right to terminate its arrangements with us on limited or no notice and for reasons outside of our control.

    . The contractual or collaborative party may develop or have rights to competing products or product candidates and withdraw support or cease to perform work on our products.

    . Disagreements may arise regarding breach of the arrangement, ownership of proprietary rights, clinical results or regulatory approvals.

These factors could lead to delays in the development or commercialization of our product candidates, and disagreements with our contractors or collaborators could require or result in litigation or arbitration, which would be time-consuming and expensive. Our ultimate success may depend upon the success and performance on the part of these third parties. If we fail to maintain these relationships or establish new relationships as required, development and commercialization of our product candidates will be delayed.

We currently depend and will in the future depend on third parties to manufacture our product candidates, including MT 100. If these manufacturers fail to meet our requirements, the product development and commercialization of our product candidates will be delayed.

We do not have, and have no plans to develop, the internal capability to manufacture either clinical trial or commercial quantities of products that we may develop or are under development. We rely upon third party manufacturers to supply us with MT 100 and our other product candidates. We are negotiating a contract with the manufacturer of our clinical trial materials to manufacture MT 100 commercially; however, we may not be able to reach an agreement on terms agreeable to us. Even if we are able to negotiate a commercial supply contract with our current manufacturer, there is no guarantee that this manufacturer will be a financially viable entity going forward. If any of the foregoing occurs, or if our current manufacturer is unable to satisfy our requirements, and we are required to find an alternative source of supply, there may be additional cost and delays in product development and commercialization of our product candidates, including MT 100, or we may be required to comply with additional regulatory requirements.

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If we are unable to build sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize any of our drug candidates.

We intend to enter into agreements with third parties to market and sell any of our product candidates approved by the FDA for commercial sale. We may not be able to enter into marketing and sales agreements with others on terms acceptable to us, if at all. To the extent that we enter into marketing and sales agreements with others, our revenues, if any, will be affected by the sales and marketing efforts of others. We may also retain the right, where possible, to co-promote our products in conjunction with our collaborative parties. If we are unable to enter into third-party sales and marketing agreements, or if we are exercising our rights to co-promote a product, then we will be required to develop internal marketing and sales capabilities. We may not successfully establish marketing and sales capabilities or have sufficient resources to do so.

If our competitors develop and commercialize products faster than we do or if their products are superior to ours, our commercial opportunities will be reduced or eliminated.

Our product candidates will have to compete with existing migraine therapies. There are also numerous competitors developing new products to treat migraine and the other diseases and conditions for which we may seek to develop products in the future, which could render our product candidates or technologies obsolete or non-competitive. Our competitors include large pharmaceutical companies, biotechnology companies, universities and public and private research institutions. We face, and will continue to face, intense competition from other companies for securing collaborations with pharmaceutical companies, establishing relationships with academic and research institutions, and acquiring licenses to proprietary technology. These competitors, either alone or with collaborative parties, may succeed with technologies or products that are more effective than any of our current or future technologies or products. Many of our actual or potential competitors, either alone or together with collaborative parties, have substantially greater financial resources, and almost all of our competitors have larger numbers of scientific and administrative personnel than we do. Many of these competitors, either alone or together with their collaborative parties, also have significantly greater experience than we do in:

    .  developing product candidates;

    .  undertaking preclinical testing and human clinical trials;

    .  obtaining FDA and other regulatory approvals of product candidates;
       and

    .  manufacturing and marketing products.

Accordingly, our actual or potential competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidates or technologies obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may not ever be profitable.

If we are unable to protect our patents or proprietary rights, or if we are unable to operate our business without infringing the patents and proprietary rights of others, we may be unable to develop our product candidates or compete effectively.

The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend, in part, on our ability, and the ability of our licensors, to obtain and to keep protection for our products and technologies under the patent laws of the United States and other countries, so that we can stop others from using our inventions. Our success also will depend on our ability to prevent others from using our trade secrets. In addition, we must operate in a way that does not infringe, or violate, the patent, trade secret, and other intellectual property rights of other parties.

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We cannot know how much protection, if any, our patents will provide or whether our patent applications will issue as patents. The breadth of claims that will be allowed in patent applications cannot be predicted and neither the validity nor enforceability of claims in issued patents can be assured. If, for any reason, we are unable to obtain and enforce valid claims covering our products and technology, we may be unable to prevent competitors from using the same or similar technology or to prevent competitors from marketing identical products. In addition, due to the extensive time needed to develop and test our products, any patents that we obtain may expire in a short time after commercialization. This would reduce or eliminate any advantages that such patents may give us.

We may need to license rights to third party patents and intellectual property to continue the development and marketing of our product candidates. If we are unable to acquire such rights on acceptable terms, our development activities may be blocked and we may be unable to bring our product candidates to market.

We may enter into litigation to defend ourselves against claims of infringement, assert claims that a third party is infringing one or more of our patents, protect our trade secrets or know-how, or to determine the scope and validity of other's patent or proprietary rights. As a result of such litigation, our patent claims may be found to be invalid, unenforceable or not of sufficient scope to cover the activities of an alleged infringer. If we are found to infringe the patent rights of others, then we may be forced to pay damages sufficient to irreparably damage the company and/or be prevented from continuing our product development and marketing activities. Regardless of its eventual outcome, any lawsuit that we enter into may consume time and resources that will impair our ability to develop and market our product candidates.

We have entered into confidentiality agreements with our employees, consultants, advisors and collaborators. However, these parties may not honor these agreements and, as a result, we may not be able to protect our rights to unpatented trade secrets and know-how. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and know-how. Also, many of our scientific and management personnel were previously employed by competing companies. As a result, such companies may allege trade secret violations and similar claims against us.

If we fail to acquire, develop and commercialize additional products or product candidates, or fail to successfully promote or market approved products, we may never achieve profitability.

As part of our business strategy, we plan to identify and acquire product candidates or approved products in areas in which we possess particular knowledge. Because we do not directly engage in basic research or drug discovery, we must rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire such products. We may not be able to acquire rights to additional products on acceptable terms, if at all. In addition, we may acquire new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

Any of our future products, including MT 100, may not be accepted by the market, which would limit the commercial opportunities for our products.

Even if our product candidates perform successfully in clinical trials and are approved by the FDA and other regulatory authorities, our future products, including MT 100, may not achieve market acceptance and may not generate the revenues that we anticipate. The degree of market acceptance will depend upon a number of factors, including:

    .  the receipt and timing of regulatory approvals;

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    .  the availability of third-party reimbursement;

    .  indications for which the product is approved;

    .  rate of adoption by health care providers;

    .  rate of product acceptance by target patient populations;

    .  price of product relative to alternative therapies;

    .  availability of alternative therapies;

    . extent of marketing efforts by us and third-party distributors and agents;

    .  publicity regarding our products or similar products; and

    . extent and severity of side effects as compared to alternative therapies.

If we do not receive adequate third-party reimbursements for any of our future products, our revenues and profitability will be reduced.

Our ability to commercialize our product candidates successfully will depend, in part, on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of a newly approved health care product particularly for indications for which there is no current effective treatment or for which medical care is typically not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our products, our products may fail to achieve market acceptance.

Our future revenues, profitability and access to capital will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of health care through various means. We expect that a number of federal, state and foreign proposals will seek to control the cost of drugs through governmental regulation. We are unsure of the form that any health care reform legislation may take or what actions federal, state, foreign and private payors may take in response to the proposed reforms. Therefore, we cannot predict the effect of any implemented reform on our business.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

The testing and marketing of pharmaceutical products entails an inherent risk of product liability. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling our future products. If we cannot successfully defend ourselves against such claims, we may incur substantial liabilities or be required to limit the commercialization of our product candidates. We have obtained limited product liability insurance coverage only for our human clinical trials. However, insurance coverage is becoming increasingly expensive, and no assurance can be given that we will be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. We may not be able to obtain commercially reasonable product liability insurance for any products approved for marketing. If a plaintiff brings a successful product liability claim against us in excess of our insurance coverage, if any, we may incur substantial liabilities and our business may fail.

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We may need substantial additional funding and may not have access to capital.
If we are unable to raise capital when needed, we may need to delay, reduce or eliminate our product development or commercialization efforts.

We may need to raise additional funds to execute our business strategy. We have incurred losses from operations since inception and we expect to incur additional operating losses. In particular, we believe that we will require additional capital to fund the acquisition of new product candidates. Our actual capital requirements will depend upon numerous factors, including:

    .  the progress of our research and development programs;

    .  the progress of preclinical studies and clinical testing;

    .  the time and cost involved in obtaining regulatory approvals;

    . the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

    .  the effect of competing technological and market developments;

    . the effect of changes and developments in our collaborative, licensing and other relationships; and

    . the terms and timing of any new collaborative, licensing and other arrangements that we may establish.

We may be unable to raise sufficient funds to execute our business strategy. In addition, we may not be able to find sufficient debt or equity funding on acceptable terms. If we cannot, we may need to delay, reduce or eliminate research and development programs. The sale by us of additional equity securities or the expectation that we will sell additional equity securities may have an adverse effect on the price of our common stock. In addition, collaborative arrangements may require us to grant product development programs or licenses to third parties for products that we might otherwise seek to develop or commercialize ourselves.

We depend on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm our research and development efforts.

We are highly dependent on the efforts of our key management and scientific personnel, especially John Plachetka, our President, Chief Executive Officer and Chief Scientist. Dr. Plachetka signed an employment agreement with us on April 1, 1999, for a three-year term with automatic one year renewal terms. We do not have employment agreements with our other key management personnel. If we lose the services of Dr. Plachetka or the services of any of our other key personnel, or fail to recruit key scientific personnel, we may be unable to achieve our business objectives. There is intense competition for qualified scientific personnel. Since our business is very science-oriented, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. Furthermore, our future success will also depend in part on the continued service of our other key management personnel.

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